FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, 21 de octubre de 2015

Señor

Eric Parrado Herrera

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref: Informa Hecho Esencial

Señor Superintendente:

Conforme a lo establecido en los artículos 9 y 10 de la Ley N°18.045 y a lo dispuesto en el artículo 147 de la Ley 18.046, se informa que en sesión ordinaria del día de ayer 20 de octubre de 2015, el directorio de Banco Santander – Chile, en adelante el “Banco”, aprobó la celebración de las siguientes operaciones con partes relacionadas, correspondientes a los siguientes contratos:

1)	Con Isban España, contrato denominado Implantación de Herramienta para Gestión de Riesgo en Banca Empresas e Instituciones.

2)	Con Isban España, contrato denominado Mensajería PUSH.

3)	Con Isban España, contrato denominado Plan Director de Implementación de Arquitectura de ProcesosY CJ’s.

Con relación a estas operaciones, los directores titulares del Banco, señores Vittorio Corbo Lioi, quien presidió la reunión, y los demás directores asistentes señores Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Víctor Arbulú Crousillat, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Roberto Méndez Torres, Lisandro Serrano Spoerer, Marco Colodro Hadjes, Juan Pedro Santa María Pérez y Orlando Poblete Iturrate, manifestaron la conveniencia para el Banco en la contratación de los servicios señalados, ajustándose las operaciones aprobadas en precios, términos y condiciones a los que prevalecen en el mercado, de acuerdo también con el informe de la misma fecha, del Comité de Directores y Auditoría del Banco.

Saluda atentamente a usted,

Cristián Florence Kauer
Gerente General Subrogante

C.c.:	Superintendencia de Valores y Seguros.
Bolsas de Valores

Santander

En Santiago a 21 de octubre de 2015, certifico que la presente es copia fiel de carta que informa Hecho Esencial – Directorio Banco Santander Chile aprobó la celebración de operaciones para la prestación de servicios de tecnología con partes relacionadas.

Cristián Florence Kauer
Gerente General Subrogante

Bandera 140 - Teléfono (56 2) 2320 2000 - Santiago - www.santander.cl

Santiago, October 21, 2015

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial institutions

Present:

Ref: Material Event Report

Mr. Superintendent:

In accordance with Articles 9 and 10 of Law 18,045 and the provisions in Article 147 of Law 18,046, we report that in ordinary session yesterday October 20, 2015, the board of Banco Santander - Chile, here in after the "Bank", approved the following transactions with related parties, for the following contracts:

1)	With Isban Spain, contract entitled Implementation Tool for Risk Management in Corporate Banking and Institutions.

2)	Isban Spain, contract called PUSH Notifications.

3)	Isban Spain, contract entitled Implementation Director of Architecture ProcesosY CJ's Plan.

With regard to these operations, the following Directors of the Bank, Mr. Vittorio Corbo Lioi, who chaired the meeting, and the other directors attending Mr. Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Victor Arbulú Crousillat, Lucia Santa Cruz Sutil, Roberto Zahler Mayanz, Roberto Méndez Torres, Lisandro Serrano Spoerer, Marco Colodro Hadjes, Juan Pedro Santa Maria Perez and Orlando Poblete Iturrate, expressed the desirability for the Bank in hiring the services mentioned, adjusting operations approved in pricing, terms and conditions to those prevailing market, also agreed with the report of the same date, the Directors' and Audit Committee of the Bank.

Sincerely,

Florence Cristian Kauer
Acting General Manager

C.c.:	Superintendencia de Valores y Seguros.
Bolsas de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: October 22, 2015